

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 7, 2018

Daniel Kim, Esq.
Vice President and Secretary
Stevens Holding Company, Inc.
c/o Fortive Corporation
6920 Seaway Blvd
Everett, WA 98203

      Re: Stevens Holding Company, Inc.
          Form S-4, filed May 8, 2018
          File No. 333-224754

Dear Mr. Kim:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4 Filed May 8, 2018

Cover Page

1.   Please disclose on the cover of your prospectus, the aggregate value of the consideration to be paid for the relevant portions of the A&S business, calculated as of a recent date.

Helpful Information, page 1

2.   Please include "Termination Fee" as one of your reference terms and definitions.

Questions and Answers about this Exchange Offer
Q: Will I be able to sell my shares of Newco common stock after this Exchange Offer is

completed?, page 13

3.   Please clarify that participants in the exchange offer will not receive shares of Newco but will be given shares of Altra, which can be sold.

The Transactions, page 30

4.   Please include the specific estimated values, using data as of a recent date, of all the elements of the transaction, including the Direct Sales Purchase price, the Newco securities, and any other debt obligations or liabilities Newco or Altra will take on as a result of the transactions. Please provide an overall aggregate estimate of what Altra will pay and what they will receive in these transactions.

Transaction Steps, page 31

5.   Briefly discuss the reasons for structuring a separate sale of the Direct Sale Assets.

Calculation of the Merger Consideration, page 35

6.   Clarify how any additional shares issued by Newco to ensure the desired 1 for 1 exchange ratio will be treated in the split-off/spin-off. Will exchanging holders receive a pro rata portion of those shares?

Summary Comparative Historical and Pro Forma Per Share Data, page 49

7.   Please expand your presentation to include the requisite equivalent pro forma per share data. Refer to Item 3(f) of Form S-4 for guidance.

The Exchange Offer, page 78

8.   Notwithstanding the fact NewCo is not yet a reporting company, please advise us whether the financial information required by Item 10 of Schedule TO and corresponding Item 1010 of Regulation M-A will be provided by both Fortive and NewCo.

9.   To the extent that the financial information required by Item 1010(a) of Regulation M-A is incorporated by reference into the Schedule TO, it must be summarized in accordance with Item 1010(c) of Regulation M-A. See General Instruction 6 to Item 10 of Schedule TO. Unless the financial statements required by Item 10 of Schedule TO and corresponding Item 1010(a) of Regulation M-A will be printed and delivered to security holders being invited to tender, please confirm that a ratio of earnings to fixed charges, computed in a manner consistent with Item 503(d) of Regulation S-K, also will be disclosed for the two most recent fiscal years and the interim periods as provided under Item 1010(a)(3) of Regulation M-A. Refer to Item 1010(c)(4) of Regulation M-A.

10.   Information required by Items 1010(a)(1), 1010(a)(2) and 1010(a)(3) of Regulation M-A may be incorporated by reference into the Schedule TO, and not republished in the disclosure document distributed to security holders, only if such information is directly

included as an exhibit to Schedule TO. See General Instruction F. The reference to "a copy" in that instruction is only intended to mean the substantive content of information so incorporated as distinguished from the controlling requirement to identify the information so incorporated as an entry on the exhibit list. Accordingly, please confirm that the exhibit list to Schedule TO will expressly include any information so incorporated and not simply the associated prospectus and/or registration statement.

11.   Given the existing pro forma disclosures that appear in the registration statement, please confirm that a pro forma ratio of earnings to fixed charges for the most recent fiscal year and the latest interim period also will be provided, or advise. Refer to Item 10 of Schedule TO and corresponding Item 1010(b)(2) of Regulation M-A.

Altra's Liquidity and Capital Resources, page 97

12.   Please balance your discussion of anticipated annualized cost savings with a discussion of the additional interest costs you will incur related to the Newco Notes, Newco Securities and Altra Term Loan B facility.

Unaudited Combined Pro Forma Information of Altra and the A&S Business, page 115

13.   Please update your pro forma financial information as of your latest interim period in accordance with Article 11(c)(2)(i) of Regulation S-X.

Note 2- Unaudited Pro Forma Adjustments, page 119

14.   Please expand your disclosure in footnote (D) to explain how you estimated the fair value of A&S's customer relationships and tradenames and trademarks and to disclose the material underlying assumptions used.

15.   With reference to the information presented under the caption, Treatment of Fortive Equity Incentive Awards, on page 229, please address the need to reflect any related pro forma adjustments and footnote disclosures.

16.   With reference to the $1.6 billion of equity consideration reflected in footnote E and the guidance in ASC 805-30-30-7, please address the need to disclose a sensitivity analysis for the range of possible outcomes based upon percentage increases and decreases in Altra's recent common stock price. In this regard, we note that footnote (H) indicates that you valued the 35 million shares of Altra common stock at $47.07 based on the average trading price of Altra common stock for the first five days following the announcement of the Transactions on March 7, 2018.

17.   Please expand your disclosure in footnotes (F)(1) and (2) to include a more comprehensive discussion of the specific terms of the Newco Notes, Newco Securities and Altra Term Loan B Facility, including their related assumed interest rates.

18.   Please expand your disclosure in footnote (E) to address any accounting implication

related to the Adjustment Payment discussed on page 184.

19.   We note that the adjustment referenced in footnote (J) relates to additional transaction costs that cannot be capitalized. With reference to Article 11-02(b)(5) of Regulation S-X, please address the appropriateness of this adjustment as it relates to your pro forma combined statement of operations.

Background of the Transactions , page 142

20.   Please disclose who initiated the discussion on October 24, 2017 and more detail with regard to Fortive's decision to sell, and Altra's interest in buying, its A&S business. Disclose whether Fortive sought or received other indications of interest for its A&S business and if so, how it determined to pursue the transactions with Altra.

21.   Please elaborate on the "significant unresolved business issues" discussed on February 5, 2018 and Fortive's proposal to address the "unresolved business and legal issues in the Transaction Documents".

22.   Briefly disclose what a Reverse Morris Trust transaction is and why the companies chose this structure over others. Discuss whether Fortis considered any additional structures or transactions.

23.   Please disclose the terms originally proposed by UBS that were discussed by Altra on November 10, 2017 and provide greater detail with regard to the negotiation of material terms from November until the execution of the merger agreement.

Altra's Reasons for the Transactions, page 147

24.   You disclose one of the considerations by Altra's Board was the expectation cash flow from the combined transaction "would be strong enough to allow Altra to maintain its current annual dividend." However, the pro forma dividend projection on page 110 suggests the Altra dividend will be less than half your current annual dividend. Please reconcile this disclosure here and on page 21.

Opinion of KeyBanc Capital Markets Inc., page 169

25.   Please disclose the fee paid to KeyBanc in connection with the transactions..

Certain Financial Forecasts Prepared by Fortive, page 174

26.   Please revise the second paragraph to clarify that Fortive disclaims responsibility and association with the financial projections, only to the extent allowed by applicable law.

Merger Consideration, page 185

27.   Given the impact the Adjustment Payment may have on the amount received by participants in the exchange offer, please disclose a range of consideration values based

on current VWAP values for Fortive and Altra.

Representations and Warranties , page 189

28.   We note your disclosure in the first paragraph "assertions embodied in those representations and warranties are qualified by information in confidential disclosure letters that the parties have exchanged." Please note disclosure regarding an agreement's representations or covenants constitutes disclosure to investors. You are required to consider whether additional disclosure is necessary in order to put the information into context so that such information is not misleading.

Financial Statements of the Automation & Specialty Business of Fortive Corporation, page F-1

29.   Please update these financial statements for the quarter ended March 31, 2018 in accordance with Rule 3-05(b)(1) of Regulation S-X.

Note 1. Business Overview and Basis of Presentation, page F-8

30.   We that the combined financial statement are that of A&S Business (i.e. Fortive Corporation's Automation & Specialty Platform, excluding Fortive's Hengstler and Dynaper businesses). By analogy to SAB Topic 5.Z.7, please quantify and clarify the nature of Hengstler and Dynaper businesses such that you determined it was appropriate to exclude these businesses in the combined financial statements.

Exhibits

31.   Please file the Altra Commitment Letter as an exhibit, or advise.

General

32.   Please send us copies of the board books and any other materials provided by the financial or other advisors to assist the Board of Directors in evaluating the transaction.

33.   Throughout the prospectus, you disclose former Fortive shareholders will hold 54% of Altra common stock after the transactions are completed. Discuss whether this percentage could increase or decrease, absent an amendment to the Merger Agreement. For example, we note your disclosure throughout that the conversion of newco shares to Altra shares will not include "shares of Newco common stock held by Fortive, Newco Altra or Merger Sub." Is it possible that these entities could hold newco shares after the spilt-off/spin-off and, if so could they elect to convert their newco shares to Altra shares? Further, please explain how the upper limit on the exchange ratio might affect the final ownership percentages.

34.   Please ensure consistency of disclosure throughout the documents filed on behalf of Stevens and Altra. In addition, where comments on a particular filing are applicable to disclosure in another filing, please make corresponding changes, as applicable.

35. Please provide additional detail about which factors you will consider in deciding whether to consummate a spin-off or a split-off. You refer to "market conditions." Please explain in more detail which conditions will weigh on the determination and quantify decision-points if possible.

36. Refer to your registration statement fee table. Please tell us what authority you relied upon not to remit a separate filing fee for those of your securities that will be exchanged for Altra shares.

37. Advise us whether or not NewCo will be identified as a co-offeror on Schedule TO. It appears that NewCo could be considered an affiliate of Fortive, and thus subject to Rule 13e-4, and also a person "on whose behalf" within the meaning of Instruction K(1) of Schedule TO Fortive is making the offer. To the extent NewCo is identified as a co-offeror, NewCo will need to sign the Schedule TO and provide the disclosures required by any line items within Schedule TO applicable to a person making the tender offer.

38. We understand a Schedule TO will be filed pursuant to Rule 14d-3 before the tender offer commences. We presume the Schedule TO will be incorporating disclosure by reference from the associated Form S-4/Form S-1 submitted by Stevens Holding Company, Inc. Please confirm that the any disclosures required by Schedule TO expected to be incorporated by reference from the Form S-4/Form S-1 will be provided within the Form S-4/Form S-1 before the tender offer commences. Please also confirm that any information incorporated by reference will be filed as an exhibit to the Schedule TO. See General Instruction F to Schedule TO.

39. We noticed the statement in the Explanatory Note to the Form S-4 and Form S-1 that Fortive is filing the registration statement "to register the shares of common stock." In the introductory remarks that will be made in the impending filing of the Schedule TO, please confirm that the Offeror(s) will explain that a registration statement has been filed to register the offer of NewCo common stock – as distinguished from registering the class of NewCo common stock given that only transactions involving the offer and sale of securities are required to be registered under the Securities Act of 1933.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tracie Mariner at 202-551-3744 or Jeanne Baker at 202-551-3691 f you have questions regarding comments on the financial statements and related matters. Please contact Kate McHale at 202-551-3464 or Amanda Ravitz at 202-551-3412 with any other questions.

Daniel Kim, Esq.
Stevens Holding Company, Inc.
June 7, 2018
Page 7

Division of Corporation Finance
Office of Manufacturing and
Construction